FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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FULL YEAR	05	[LOGO]
RESULTS

John Stewart,	Michael Ullmer,

Managing Director and CEO	Director, Finance and Risk

November 9, 2005

Agenda

Introduction	John Stewart

Group Results	Michael Ullmer

Outlook & Update	John Stewart

Questions and Answers

[LOGO]

Focus on the fundamentals is delivering

Culture and People	Regulatory and Compliance

Simplicity	Restart revenue

Getting costs under control has been the biggest challenge

Turnaround is on track

Cash earnings before significant items

[CHART]

•             Cash earnings up 4.6% to $1,692m

•             Ongoing operations up 7.8%

•             Dividend maintained at 83 cents per share (80% franked)

•             Net profit for the year $4,132m, up 30.1% from $3,177m in 2004

Agenda

Introduction	John Stewart

Group Results	Michael Ullmer

Outlook & Update	John Stewart

Questions and Answers

Group Scorecard

•                 Cash earnings up 4.6% for the half, but down 4.4% year on year

•                 Banking net interest income down 0.6% for the half

•                 Strong growth in other income

•                 Banking cost pressures came through – up 11.3%* for the half, 9.1%* for the year

•                 Restructure charge of $838m, with estimated benefits of $424m by end FY07

•                 Investment program of $2.5 bn over 3 years

•                 Strong credit quality maintained

•                 Strong capital base notwithstanding AIFRS changes

* Excludes Irish banks and one-off losses

Group Performance

	Sep 05	Mar 05	% Change on
	HY	HY	Mar 05 HY		Sep 04 FY
	$m	$m	Group	Ongoing^	Ongoing^
Banking net income*	5,760	5,659	1.8	7.0	4.9
Banking operating expenses*	(3,345)	(3,246)	(3.0)	(9.8)	(14.5)
Underlying profit	2,415	2,413	0.1	3.5	(5.6)
Charge to provide for doubtful debts	(253)	(281)	(10.0)	8.0	2.8
Banking cash earnings	1,559	1,484	5.1	8.7	(6.1)
Wealth Management cash earnings	242	229	5.7	5.2	35.2
Cash earnings **	1,692	1,618	4.6	7.8	(2.3)

			Sep 05 FY	Sep 04 FY
Diluted cash earnings per share (cents)	107.1	103.0	210.1	226.0
Cash earnings on average equity**	14%	14%	14%	16.2%
Return on average assets**	0.91%	0.76%	0.83%	0.83%
Net interest margin	2.20%	2.19%	2.20%	2.35%

*                Before inter-divisional eliminations

**         Before significant items and after outside equity interest

^                 Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

September 2005 half cash earnings by division

	Sep 05 HY	Mar 05 HY	Change on Mar 05 HY Ongoing^	Change on Sep 04 FY Ongoing^
	$m	$m	%	%
Total Australia*	1,130	1,145	(1.3)	(1.6)

Total UK	229	297	(11.9)	(5.9)

Total New Zealand	168	163	3.1	7.8

Institutional Markets & Services+	305	308	0.7	12.8

Other (incl Group Funding & Corporate Centre)	(31)	(200)	85.0	(53.9)

Distributions	(109)	(95)	(14.7)	(9.1)

Cash earnings before significant items	1,692	1,618	7.8	(2.3)

*                Includes Wealth Management Asian operations

+                Cash earnings after outside equity interest

^                 Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

Australia cash earnings* down 1.3% on the March 2005 half

	Half year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 04
Australian Banking	$m	$m	HY %	FY %
Net interest income	1,995	1,888	5.7	4.9
Other operating income	1,154	1,081	6.8	5.3

Total income	3,149	2,969	6.1	5.1

Other operating expenses	(1,730)	(1,479)	(17.0)	(15.8)

Underlying profit	1,419	1,490	(4.8)	(4.7)

Charge to provide for doubtful debts	(127)	(130)	2.3	(27.9)

Australian Banking cash earnings	910	951	(4.3)	(6.6)
Wealth Management cash earnings+	220	194	13.4	29.4

Total Australia cash earnings+	1,130	1,145	(1.3)	(1.6)

Volume Growth

(quarterly average)

[CHART]

Net Interest Margin^

[CHART]

*                 Before significant items

+                 Includes Asian operations

^                  Excludes changes to internal capital allocations

UK ongoing operations+ cash earnings* down 10.4% on the March 2005 half

	Half year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 04
	£m	£m	HY %	FY %
Net interest income	350	334	4.8	0.9
Other operating income	222	183	21.3	18.4

Total income	572	517	10.6	6.8

Total expenses	(374)	(330)	(13.3)	(9.8)

Underlying profit	198	187	5.9	1.6

Charge to provide for doubtful debts	(53)	(35)	(51.4)	(10.0)

UK ongoing operations+	95	106	(10.4)	(5.2)

Ireland and Custody	—	15	large	large

Total UK cash earnings*	95	121	(21.5)	(12.9)

Volume Growth

(quarterly average)

[CHART]

Net Interest Margin^

[CHART]

+                  Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

*                Before significant items

^                 Excludes changes to internal capital allocations

Note: volume growth reflects changes in classification of products between categories

New Zealand cash earnings* up 4.5% on the March 2005 half

	Half year to		Change on
	Sep 05	Mar 05	Mar 05	Sep 04
	NZ$m	NZ$m	HY %	FY %
Net interest income	428	420	1.9	4.7

Other operating income	222	219	1.4	(2.6)

Total income	650	639	1.7	2.1

Total expenses	(353)	(366)	3.6	(1.3)

Underlying profit	297	273	8.8	3.1

Charge to provide for doubtful debts	(28)	(13)	large	(70.8)

Cash earnings*	184	176	4.5	3.4

Volume Growth

(quarterly average)

[CHART]

Net Interest Margin^

[CHART]

*                Before significant items

^                 Excludes changes to internal capital allocations

Institutional Markets & Services ongoing+ cash earnings* up 0.7% on the March 2005 half

	Half year to		Change on+
	Sep 05	Mar 05+	Mar 05	Sep 04
	$m	$m	HY %	FY %
Net interest income	262	277	(5.4)	(11.3)

Other operating income	433	478	(9.4)	7.8

Total income	695	755	(7.9)	(0.2)

Total expenses	(369)	(361)	(2.2)	(5.2)

Underlying profit	326	394	(17.3)	(5.1)

Charge to provide for B&DD	24	(48)	large	(80.0)

Cash earnings*	305	303	0.7	12.8

Return on Avg RWA	0.87%	0.80%	8.7	18.3

Total Income down 7.9%+

[CHART]

*                 Before significant items and after outside equity interest

+                 Excludes Irish Banks

Total banking income^ showing positive trends

[CHART]

Constant exchange rates

^                 Before significant items, excluding Irish Banks and UK National Custodian Services

*                Excludes Irish Banks and UK National Custodian Services

+                  Excludes Irish Banks

Key areas of focus

1.	Margins

2.	Expenses

3.	Asset Quality

4.	Capital

Key area 1 - Margins

•            Regional declines in line with expectation

•            Group outcome result of portfolio effect

Group margin down 15 bps for the year, but up 1 basis point for the half

	Sep 04 FY NIM	NIM Contraction	Sep 05 FY NIM	AIEA Sep 05 FY $Bn	% of Group AIEA		Impact on Group NIM
					Sep 04 FY	Sep 05 FY

Australian Banking	2.65%	(14bps)	2.51%	155	46%	48%	(1bp)

UK Banking	3.96%	(24bps)	3.72%	49	18%	15%	(13bps)

New Zealand Banking	2.61%	(18bps)	2.43%	32	9%	10%	—

Institutional Markets & Services	0.47%	(6bps)	0.41%	134	42%	42%	(3bps)

Other	(0.00)%	(10bps)	(0.10)%	(48)	(15)%	(15)%	2bps

Group Impact	2.35%		2.20%	322	100%	100%	(15bps)

Net Interest Margin Mar 05 Half	2.19%

Net Interest Margin Sep 05 Half	2.20%

Key area 2 - Expenses

•                  Bow wave of costs coming through

•                  Tactical initiatives implemented

•                  Restructuring plans developed

•                  Comprehensive three year investment slate

Banking expenses* increased $788m in the September 2005 year

[CHART]

*                 Before significant items, Irish Banks and exchange rate effects

Finalised restructuring charge

Costs	05 FY $m	FTE Related Reduction
Australia	409	2,248
UK	266	1,700
NZ	14	38
IMS	121	471
Corporate Centre	28	205
Total	838	4,662

Run- rate benefits FY ending	05 $m	06 $m	07 $m
Australia	38	117	193
UK	51	118	165
NZ	0	1	2
IMS	11	41	50
Corporate Centre	2	12	14
Total	102	289	424

Investment spend

•                  Investment spend of $2.5b over the next three years

•                  in line with prior years

•                  Approximately 70% will be in the Australian region

•                  Compliance and infrastructure programmes continue to be the focus in the short term

•                  Weighting will change in favour of franchise development over time

Key area 3 – Asset Quality

•            Strong growth in business banking

•            Pick up in mortgage lending

•            UK expansion

•            Devolved credit processes with Group oversight

•            Consistent methodology

Portfolio remains sound with write-off levels down and key quality indicators improving

Total Net Write-offs to Risk-Weighted Assets (excl Housing)

[CHART]

Well Secured lending % of Total Balance*

[CHART]

CRS 1-6* % of Total Balance

[CHART]

* Excludes Housing and all Personal Loans

Provisioning coverage levels remain sound

General Provision to Risk-Weighted Assets

[CHART]

Credit Provisioning will change on transition to AIFRS

•                  Transition to AIFRS currently estimated to result in a decrease in the general (collective) provision for doubtful debts of approximately $350m

•                  This would give coverage of non-housing RWA’s

• AGAAP	0.99%
• IFRS	0.83%

Key area 4 - Capital

•            Gaining more clarity on AIFRS impacts

•            Some significant issues outstanding

•            Capital base adequate to absorb changes

Strong ACE and Tier 1 ratios maintained

[CHART]

•             Surplus provides flexibility to cater for expected impact of AIFRS

•             Continued focus on improving ROE and internal capital allocation

	Target	30 Sep 05
Targets	Ranges (%)	Actual

ACE/RWA	4.75 – 5.25	5.49

Tier 1	7.00 – 7.50	7.86

Total Regulatory	10.00 – 10.50	10.45

AIFRS impact on capital is significant

	Estimated impact on Capital
	$bn
	ACE	Tier 1
Defined benefit schemes	(1.0)	(1.0)
Prepaid pension asset	(0.6)	(0.6)
WM value-in-force, at acquisition	—	(1.5)
WM historical adjustment re NAFiM	(0.2)	(0.2)
Revenue recognition – effective yield	(0.3)	(0.3)
Other	(0.3)	(0.3)
Hedging	0.1	0.1
Credit provisioning	0.2	0.2
Total	(2.1)	(3.6)

•                      APRA framework still in draft form

•                      Effective 1 July 2006, but expect transitional relief

•                      APRA hybrid discussion paper released

Final dividend of 83 cents, 166 cents for the year

[CHART]

Current half

•                 Payout ratio of 77%

•                 Franking of 80%

Full year

•                 Payout ratio of 79%

•                 Franking of 80%

Group Scorecard

•                  Our results bottomed in the first half

•                  Acceptable growth by each of the regional businesses

•                  Franchises being rebuilt and extended

•                  Compliance and infrastructure programmes will continue

•                  Objective to deliver satisfactory long-term returns to our shareholders

Agenda

Introduction	John Stewart

Group Results	Michael Ullmer

Outlook & Update	John Stewart

Questions and Answers

Economic environment to soften in our key markets

•            Economic outlook is subdued

•            Slowing credit growth

•            But business momentum is building

Headwinds for 2006

•             Continuing reinvestment in core infrastructure

•             Compliance cost

•        Basel ‘gaps’, enforceable undertakings, APRA

•        Compliance Infrastructure

•        Internal model re–accreditation

•           Wealth Management – transitional tax relief

•             Current year IORE due to market levels

•             IMS business continues to rebase

Regional accountability model

•                      Refreshed Leadership

•                      Leaders demonstrating the Corporate Principles

•                      Setting high standards for our customers

•                      Rewarding behaviours & results

•                      Clear direction – clear accountabilities

Corporate Centre

•                      Emphasis on clear accountability for decisions and outcomes

Corporate Centre to focus on:

•                      Value creation

•                      Target/ expectation setting and sign off of proposed strategies

•                      Performance monitoring

•                      Validation and oversight required to provide assurance required for financial and risk governance

•                      Capital and balance sheet management

•                      Mergers and acquisitions

Businesses largely stabilised

[CHART]

IMS

IMS

Focus on 5 strategies

In Decline	Stabilising

[GRAPHIC]

[LOGO]

•          Reduce reliance on low ROE lending

•          Increase capital velocity

•          Align presence to market potential

•           Drive efficiency

•           Create products for the new capital pools

UK
United Kingdom
Providing the evidence of a healthy growing business	Rebuilding Capability

[GRAPHIC]

•             Continued management of margins, product simplification and rationalisation

•             Grow retail deposit and CB wholesale funding volumes

•             Continue Cost Reduction Programme

•             Increase staff satisfaction

•             Embed National IFS model with circa 78 sites across the UK

•             Complete the redefinition of the retail branch footprint, moving to a branch network of 343 with 57 Flagship branches

•             Expanding Third Party Distribution

Australia
Australia	Retail Wealth B&P
Helping our customers fulfil their aspirations
Rebuilding Capability

[GRAPHIC]

Retail Wealth B&P
Australian Region – Retail
Rebuilding through people capability
Rebuilding Capability

[GRAPHIC]

•             Major rebuilding program across the entire Retail network

•             Focusing our brand on key customer segments and geographic locations

•             Focus on building sales capabilities in key branches

•             Customer driven product innovation including wealth products

•             Distribution model with executives having full P&L accountability and ownership of their local market

Retail Wealth B&P
Australian Region – Wealth
Improve returns and leverage bank channels
Rebuilding Capability

[GRAPHIC]

•             Accelerate insurance sales by broadening distribution

•             Offer our bank customers simple, integrated solutions

•             Assert our Manager of Managers credentials and build new investment offers

•             Continue to develop our leading platform proposition

Australian Region - Business & Private	Retail Wealth B&P
Lead the market, grow through innovation
Rebuilding Capability

[GRAPHIC]

•                  Greater banker empowerment, quick decisions, decentralised, streamlined servicing process

•                  New client segment businesses and specialisation- health and education

•                  New Sales & Service program ‘Go National’

•                  Innovative products, quick to market:

•                 CBIB Transaction Banking Platform (internet)

•                 New protected loans (integrating insurance)

•                 Alternative investments

New Zealand
New Zealand
Focus on key markets	Truly Competitive

[GRAPHIC]

•                  Capitalise on consistent strategy

•                  Strength in middle business, agri, cards

•                  SME focus

•                  Housing – increase share in personal markets

•                  Youth

•                  Leverage cultural change already evident via six sigma

Summary

•                  Revenue momentum is building

•                  Costs are under control

•                  Turnaround is on track

Agenda

Introduction	John Stewart

Group Results	Michael Ullmer

Outlook & Update	John Stewart

Questions and Answers

FULL YEAR	05	[LOGO]
RESULTS

Appendix

•                  Group Performance

•                  Divisional Performance

•                  Asset Quality

•                  Capital & Funding

•                  Other Matters

•                  Economic Outlook

[LOGO]

FULL YEAR	05	[LOGO]
RESULTS

Group Performance

Volume growth across the Group

Group Lending Growth*^	Retail Deposits Growth*
(quarterly average)	(quarterly average)

[CHART]	[CHART]

*                At constant exchange rates

^                 Excludes Irish Banks and UK National Custodian Services

+                Excludes securitisation

[LOGO]

Net interest margin up 1 bp on the March 2005 half

				AIEA	% of Group
	Mar 05 HY	NIM	Sep 05 HY	Sep 05 HY	AIEA		Impact on
	NIM	Contraction	NIM	$Bn	Mar 05 HY	Sep 05 HY	Group NIM

Australian Banking	2.52%	(3bps)	2.49%	160	46%	50%	8bps

UK Banking	3.68%	9bps)	3.77%	44	17%	14%	(10bps)

New Zealand Banking	2.50%	(14bps)	2.36%	33	10%	10%	1bp

Institutional Markets & Services	0.40%	1bp	0.41%	128	43%	40%	(1bp)

Other	(0.00)%	(22bps)	(0.22)%	(45)	(16)%	(14)%	3bps

Group Impact	2.19%		2.20%	320	100%	100%	1bp

Banking net interest income reflects strong volume growth.

[CHART]

^                 Excludes Irish Banks

Banking other operating income* up $217m in the September 2005 half

[CHART]

*                Before significant items, Irish Banks and exchange rate effects

^                 Excludes Irish Banks

FULL YEAR	05	[LOGO]
RESULTS

Divisional
Performance

Australian banking net interest margin down 14bps in the September 2005 year

[CHART]

[LOGO]

Australian banking net interest margin down 3bps in the September 2005 half

[CHART]

Australian Banking: market share

Market share	Sep 05	Mar 05	Sep 04	Mar 04	Rank at Sep 05*

Business Lending (incl Bills^)+	24.3%	22.9%	21.6%	22.0%	#1
Housing (incl Securitisation)	16.7%	16.6%	16.5%	17.0%	#2
Credit Cards	15.4%	16.3%	16.7%	17.8%	#4
Business Deposits	26.9%	26.7%	27.8%	27.7%	#1
Household Deposits	13.3%	13.3%	13.4%	13.6%	#3

+                  Includes Institutional Markets & Services

^                 Excludes Bank Held Bills

*                Ranking among authorised banks

Source: APRA Monthly Banking Statistics / National (September 2005)

Wealth Management Australia+ underlying cash earnings* up 13.4% on the March 2005 half

	Sep 05	Mar 05	Change on
	HY	HY	Mar 05 HY	Sep 04 FY
	$m	$m	%	%

Investments	105	115	(8.7)	10.6

Insurance	85	74	14.9	(3.6)

Other (incl. regulatory programs)	(37)	(42)	11.9	(25.4)

Profit from operations (after tax)	153	147	4.1	(0.3)

Investment earnings shareholders’ retained profits & capital from life business (IORE)	67	47	42.6	65.2

Underlying operating profit after tax & OEI	220	194	13.4	11.9

Prior year adjustments	—	—	—	large

Cash earnings*	220	194	13.4	29.4

Revaluation profit/ (loss) after tax	294	51	large	large

+                Includes Asian operations

*                Before significant items

Wealth management revaluation profit

[CHART]

Revaluation profit before tax:	$335m

Tax (incl. Impact of tax consol’n)	$10m

Revaluation profit after tax	$345m

Changes in
Assumptions &
Experience

•                 Higher investment earnings generating higher FUM

•                 Ongoing robust cost containment

•                 Lower assumed margins for retail and corporate funds management products

Wealth Management Australia – market share

Masterfund market share plus flows

[CHART]

Insurance - Retail Risk Market Share

[CHART]

Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 30 June 2005

Wealth Management Australia – inflows and attrition

Share of annual inflows

[CHART]

Attrition rate

[CHART]

Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report as at 30 June 2005

UK banking ongoing operations^ net interest margin down 14bps in the September 2005 half

[CHART]

^                 Excludes Irish Banks and UK National Custodian Services

UK banking ongoing operations^ net interest margin down 32bps in the September 2005 year

[CHART]

^                 Excludes Irish Banks and UK National Custodian Services

New Zealand banking net interest margin down 14bps in the September 2005 half

[CHART]

New Zealand banking net interest margin down 18bps in the September 2005 year

[CHART]

Total IMS Return on Risk Weighted Assets+ (RWA) and Total IMS External Assets Vs RWA

[CHART]

•             Strong improvement in Return on Risk Weighted Assets

•             Reduction of $565m (14.5%) in capital since September 2004 *

•             Reduction of $29Bn (23.2%) in External Assets since September 2004

*                Based off the mid-point of the ACE target range

+                Excludes Irish Banks

FULL YEAR	05	[LOGO]
RESULTS

Asset Quality

Non-accrual levels stable

Gross Non-Accrual Loans

[CHART]

90+ Delinquency and Gross 12 Month Rolling Write Off Rates Total Personal Lending

[CHART]

[LOGO]

Australian Housing metrics

Low Doc Loans

•                  $1.3bn outstanding

•                  LVR capped at 60%

Inner City Apartments

•                  $2.0bn outstanding

•                  90 days past due improving

Origination source

	Mar 05	Sep 05

Proprietory	72%	70%

Introducer	10%	12%

Broker	18%	18%

Housing Segmentation - Australia

Majority of growth attributable to owner occupied housing.

Housing portfolio segmentation	Housing portfolio segmentation
for Australia March 2005	for Australia September 2005

[CHART]	[CHART]

FULL YEAR	05	[LOGO]
RESULTS

Capital & Funding

Core capital movement

Movement in ACE ratio

[CHART]

FULL YEAR	05	[LOGO]
RESULTS

Other Matters

Pro-forma cash earnings under AIFRS

$m
Cash earnings under AGAAP for the year to 30 September 2005	3,310

Defined Pension benefits adjustment	36
Share based payment expense	(66)
Wealth Management revenue and expense recognition	(12)
Other	24
Tax effect impact	10

*Cash earnings under AIFRS for the year to 30 September 2005	3,302

Indicative cash earning impact is a decrease of $8m or 0.3%.

Excludes impact of IFRS standards applying from 1 October 2005 onward (refer next slide).

*                Definition of AIFRS cash earnings under review

[LOGO]

Pro- forma cash earnings under AIFRS

•             Indicative impact of a reduction of $8 million driven largely by recognition of expense for share based payments of $66 million, offset by a decrease in pension expense of $36 million, together with a number of other small adjustments.

•             These numbers will form the basis of comparatives within 2006 results.

•             Definition of AIFRS cash earnings under review.  For the purposes of this slide this excludes the impact of Treasury shares (movement in value of Wealth Management trusts holdings in NAB own shares).

•             Excludes impact of AIFRS standards that do not apply until 1 October 2005 onwards.

•             Primary area of impact from 1 October 2005 is Financial Instruments standard – AASB 139. This covers loan loss provisioning and hedging.  This is likely to give rise to increased volatility in cash earnings going forward.

Project / investment spend - IFRS and Basel II

	Global/	Wealth
IFRS Project ($m)	Aust	Management	Europe	NZ	Total
Enabling Infrastructure	40	2	6	—	48
Process Automation	10	—	4	2	16
Compliance Delivery	33	11	18	3	65

Total Cash Budget	83	13	28	5	129

Operational Expense					94
Capital Budget					35
Cash spend to date (September 2005)					120
Estimated Completion					Dec 05

	Global/	Wealth
Basel II and similar Projects ($m)	Aust	Management	Europe	NZ	Total
Enabling Infrastructure	13	—	35	1	49
Process Automation	72	1	38	9	120
Compliance Delivery	89	2	20	3	114
Other	22				22

Total Cash Budget	196	3	93	13	305	*

Operational Expense					223
Capital Budget					82
Cash spend to date (September 2005)					193
Estimated Completion					Dec 07

*                Includes Risk Appetite work, internal model and Basel II ‘Gap’ functionality

Taxation

Potential
	Amount in				Amount
	Dispute			Status	Provided
TrUEPrs capital raising		$210 million		In-principle agreement		$96.5million

ExCapscapital raising		$552 million	*	In dispute	$	Nil

NZ structured finance transactions	NZ$	533 million	**	In dispute	$	Nil

•             TrUEPrS tax dispute - in-principle agreement to settle with ATO for $96.5 million

•             ExCaps remains in dispute – confidence of legal merits of case reinforced by recent Macquarie Finance decision

•             NZ structured finance transactions remain in dispute – underlying transactions have all terminated following legislative change effective 1 July 2005

*                Includes primary tax, penalties and interest (net of tax)

**         Includes primary tax and interest (net of tax) but not the possible imposition of penalties

FULL YEAR	05	[LOGO]
RESULTS

Economic Outlook

The following slides contain forward looking statements.  Refer to disclaimer on page 82

Global economy strong and only marginally weaker in 2006

World GDP Growth

[CHART]

•             Global growth strong

•             Growth underpinned by US, China and India

•             Inflationary concerns remain

•             Upward bias on rate rises

•             European growth to remain sluggish

[LOGO]

Economic outlook

Economic environment to soften in our key market:

•             Overall, sustained income and credit growth, albeit at a bit slower. Slightly higher unemployment & inflation. Monetary conditions remain about “neutral”.

•             2005/06 GDP growth is forecast to be 3% in Australia, 2.5% in the UK & 2.2% in NZ

•             In Australia, some moderation in domestic activity (largely household spending) offset by a pick up in exports.

•             In NZ, domestic conditions are forecast to moderate significantly during the next year, due to tighter financial conditions & slower immigration.

•             In the UK, business activity is expected to ease back to trend reflecting some moderation in household spending & external demand.

Sustained growth & low unemployment

Economic Growth & Unemployment

Australia	New Zealand

[CHART]	[CHART]

UK	Group - Asset Wtg

[CHART]	[CHART]

Credit growth to moderate slightly

System Credit Growth

Australia	New Zealand

[CHART]	[CHART]

UK	Group - Asset Wtg

[CHART]	[CHART]

Economic outlook estimates

Group Weighted Key Assets

	Annual average %
Growth	2005	2006	2007
Real GDP	2.3	2.8	3.1
System Credit	13.3	10.3	8.8
Housing Credit	12.9	10.4	9.7
Other Personal	11.4	9.7	9.2
Business Credit	12.0	8.8	5.6

Macro risks to outlook estimates

•             Geo politics - Both political, oil & trade tensions overhang the outlook.

•             Unbalanced global growth – Much still depends on the US & Asia. Continental Europe continues to lag.

•             Australia, New Zealand and UK household leverage – Increased household gearing, low savings and “expensive” housing leaves some consumers vulnerable to higher interest rates & sustained loss of jobs.

•             Financial instability – As interest rates rise to more “normal” levels, some asset valuations may become volatile & lead to instability amongst investors and institutions.

•             Oil prices - Sustained high prices would prove a headwind to the global recovery under way.

•             Bird flu – Likely to be contained, albeit watch for human pandemic.

Disclaimer

This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 9 November, 2005.  It is information in a summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice, when deciding if an investment is appropriate.

This document contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of and guidance on future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

  /s/

Brendan T. Case

Brendan T. Case
Date:	14 November 2005	Title:	Associate Company Secretary